Attachment A – Director and Officer Work History

APRIL S. SPEARS
4618 THIRD STREET
SAN FRANCISCO, CA 94124
HOME: (415)-240-1789   BUSINESS: (415)-643-4983



Owner/Head Chef

Auntie Aprils' Chicken & Waffles, & Soul Food, San Francisco, CA   5/08-Present

Participate in the daily operating and running of the restaurant which includes responsibility for all aspects of daily front/back-end business operations, Oversee breakfast, lunch, and dinner menu planning, Serve several customers per day, providing meals for sit-down, take-out orders, and off premise catering, Manage staff members in areas of customer service, food preparation/portion control, and food storage and disposal; Advice in all financial reporting activities and accounting, Handle inventory cost control and purchasing, Develop new recipes and menu items, Establish and maintain customer relations with a highly diverse population, Promote new business by way of local advertising and networking efforts, Performed other work as requested.

Owner/Head Chef

Olivia's Restaurant, San Francisco, CA   12/2006-2008

Participated in the daily operations and running of the restaurant with my Business Partner which includes responsibility for all aspects of daily front/back-end business operations, Oversee breakfast, lunch, and dinner menu planning, Served several customers per day, providing meals for sit-down, take-out orders, and off premise catering, Worked and sometimes managed others in areas of customer service, food preparation/portion control, and food storage and disposal; Offered advice in some of the financial reporting activities and accounting of operating the restaurant, Handled inventory cost control and purchasing, Developed new recipes and menu items, Established and maintain customer relations with a highly diverse population, Promoted new business by way of local advertising and networking efforts, Performed other work as requested

Travel Agent

Blue World Travel, San Francisco, CA   1996-2006

Booked travel for luxury cruise lines and airlines travel, Booked hotel and rental car reservations for various Clients, Responded to customer service requests and assisted travelers with all needs, Performed other work as requested.

EDUCATION: **Graduate of San Francisco School of Arts-Year 1994**

REFERENCES: Available upon request.

Melissa Burkart

Work experience

Current Clients   Independent Contractor   San Francisco, CA

Bookkeeper: *Spot Design, The City Kitchen, HUNTLittlefield, Cugini Manzone Ristorante, Cliché Noe, Auntie April's Chicken and Waffles*

- Use of QuickBooks for PC's, Macs & Online
- A/R, A/P, monthly reconciliations of bank and credit card accounts
- Process/post payroll through ADP, Intuit, Heartland and Gusto
- Frequent use of MS Office and Excel
- Create and maintain filing systems

11/2004 – 10/2015   Fork & Spoon Prod.   San Francisco, CA

Bookkeeper

- Daily use of QuickBooks Pro; A/R, A/P, bank & credit card reconciliation
- Daily use of Microsoft Excel, Word and Outlook
- Process payroll through ADP. HR and Benefits administration
- Maintain office, order supplies, create and maintain filing system

11/2001 – 10/2004   Valhalla / Antidote   Sausalito, CA

Office Manager

- Daily use of QuickBooks Pro, A/R, A/P, monthly bank, vendor and merchant reconciliation, monthly financial reports
- Daily use of Microsoft Excel, Word, Outlook Express and OpenTable. Organize & maintain office procedures.
- Process payroll using ADP, Paychex and QuickBooks. HR and Benefits administration.

10/2000 – 09/2001   Independent Contractor   Cincinnati, OH

Bookkeeper: *Schuh & Goldberg - Attorneys at Law,*

DW Construction, Priority Remodeling LLC

- Daily use of QuickBooks Pro 1999 & 2000; A/R, A/P, monthly bank reconciliation and financial reports
- Create and maintain spreadsheets & HR forms using Microsoft Excel & Word. Organize and maintain office procedures. Process payroll.

Education

1989 - 1993   The Ohio State University   Columbus, OH

BA, International Studies

Interests and activities

Gardening, bees, music, reading, surfing, camping, horses